Exhibit 99.4
Comments by Auditors for US Readers on Canada — US Reporting Differences
To the Board of Directors of Bank of Montreal (the “Bank”)
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):
•	that refers to the auditors’ report on the Bank’s internal control over financial reporting. Our report to the shareholders dated November 24, 2009 on the consolidated financial statements of the Bank is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors’ report on the Bank’s internal control over financial reporting in the auditors’ report on the consolidated financial statements; and
•	when there is a change in the accounting principles that has a material effect on the comparability of the Bank’s financial statements, such as the changes in accounting for Goodwill and Intangible Assets in 2009 described in Note 13 and for Financial Instruments in 2008 and 2009 which are described in Notes 1, 3, 4, 15 and 29 to the consolidated financial statements of the Bank as at October 31, 2009 and for the year then ended, which were due to the adoption of new accounting standards under Canadian generally accepted accounting principles. Our report to the shareholders dated November 24, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 24, 2009